CONSENT OF ALEXANDRA KOZAK

I consent to the inclusion in this annual report on Form 40-F of NovaGold Resources Inc., which is being filed with the United States Securities and Exchange Commission, of references to my name and to the use of “Donlin Creek Gold Project, Alaska, USA NI 43-101 Technical Report” dated April 1, 2009 (the “Technical Report”) and the information derived from the Technical Report, included in the 2009 Annual Information Form of NovaGold Resources Inc. dated February 17, 2010 (the “AIF”).

I also consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-117370; 333-134871; 333-136493 and 333-164083) and Form F-10 (No. 333-163551) of the references to my name, the use of the Technical Report and the information derived from the Technical Report in the AIF, which are included in the annual report on Form 40-F.

Dated this 17th day of February 2010.

/s/ Alexandra Kozak
Name: Alexandra Kozak, P. Eng.
Title: Manager, Process Engineering